UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

AgileThought, Inc.

(Name of Issuer)

Class A common stock

(Title of Class of Securities)

00857F100

(CUSIP Number)

Invertis, LLC

Manuel Senderos Fernández

ADDRESS: 222 W. Las Colinas Boulevard, Ste. 1650E, Irving, TX 75039

TELEPHONE: (971) 501-1140

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 23, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00857F100	13D

1.	Name of Reporting Person Manuel Senderos Fernández
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☒(1)
(b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Mexico
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,595,176 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,595,176 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,595,176
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 10.9% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by Invertis, LLC (“Invertis”) and Manuel Senderos Fernández (together with Invertis, the “Reporting Persons”).

(2)	Includes 4,595,176 shares of Class A Common Stock that are held directly by Invertis. Invertis is controlled by Mr. Fernández. Accordingly, Mr. Fernández may be deemed to be a beneficial owner of the shares held by Invertis.

(3)	This percentage set forth on the cover sheets is calculated based on 41,970,915 shares of the Issuer’s Class A Common Stock outstanding as of August 23, 2021.

CUSIP No. 00857F100	13D

1.	Name of Reporting Person Invertis, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☒(1)
(b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization North Dakota
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,595,176
	8.	Shared Voting Power 4,595,176 (2)
	9.	Sole Dispositive Power 4,595,176
	10.	Shared Dispositive Power 4,595,176 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,595,176
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 10.9% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons.

(2)	Includes 4,595,176 shares of Class A Common Stock that are held directly by Invertis. Invertis is controlled by Mr. Fernández. Accordingly, Mr. Fernández may be deemed to be a beneficial owner of the shares held by Invertis.

(3)	This percentage set forth on the cover sheets is calculated based on 41,970,915 shares of the Issuer’s Class A Common Stock outstanding as of August 23, 2021.

Explanatory Note

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D is being filed by the Reporting Persons (as defined below) to report the acquisition of shares of Class A common stock (as defined below) of the Issuer (as defined below) on August 23, 2021 as described in Item 3 below.

Item 1.	Security and Issuer

a)	This statement on Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share (“Class A common stock”) of AgileThought, Inc., a Delaware corporation (f/k/a LIV Capital Acquisition Corp., a Cayman Islands exempted company, “LIVK”) (the “Issuer”).

b)	The principal executive offices of the Issuer are located at 222 W. Las Colinas Blvd., Suite 1650E, Irving, TX 75039.

Item 2.	Identity and Background

a)	The persons and entities filing this statement are Invertis, LLC (“Invertis”) and Manuel Senderos Fernández (together with Invertis, the “Reporting Persons”).

b)

The address of the principal place of business of each of the Reporting Persons is:

(1) Invertis: 8601 NW 27th Street, Suite 048-1925, Doral, FL, 33122

(2) Mr. Senderos Fernández: 222 W. Las Colinas Blvd., Suite 1650E, Irving, TX 75039

c)	The principal business of each of the Reporting Persons is: (1) Invertis: N/A (2) Manuel Senderos Fernández: Chief Executive Officer and Chairman of the Board of Directors of Issuer

d)	During the last five years, none of the Reporting Persons nor the Listed Persons (as defined below) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

e)	During the last five years, none of the Reporting Persons nor the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	The Listed Persons are a North Dakota limited liability companies (as identified in Schedule I); Mr. Senderos Fernández is a citizen of Mexico.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the person controlling Invertis (the “Listed Person”) required by Item 2 of Schedule 13D is listed on Schedule I hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons are deemed to beneficially own an aggregate of 4,595,176 shares of Class A common stock of the Issuer as reflected in this Schedule 13D. The consideration used to acquire beneficial ownership of the shares of Class A common stock of the Issuer consisted solely of securities of the entity formerly known as AgileThought, Inc., a Delaware corporation (“Legacy AT”). The Reporting Persons acquired the shares of Class A common stock of the Issuer pursuant to the Agreement and Plan of Merger, dated as of May 9, 2021, by and among LIV Capital Acquisition Corp. (“LIVK”) and Legacy AT, pursuant to which Legacy AT was merged with and into LIVK, whereupon the separate existence of Legacy AT ceased and LIVK became the surviving company and subsequently changed its name to AgileThought, Inc.

Item 4.	Purpose of Transaction

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

Mr. Senderos Fernández serves as the Chairman of the Issuer’s Board of Directors and as its Chief Executive Officer. In such capacity, Mr. Senderos Fernández may have influence over the corporate activities of the Issuer, including activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Class A common stock or other securities of the Issuer, dispose of some or all of the shares of Class A common stock or other securities of the Issuer that they may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs). The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.	Interest in Securities of the Issuer

(a)(b) The following information with respect to the ownership of the Class A common stock of the Issuer by the Reporting Persons filing this Statement on Schedule 13D is provided as of the date of this filing:

Reporting Person	Shares Held Directly (1)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (4)
Manuel Senderos Fernández (3)	0	0	4,595,176	0	4,595,176	4,595,176	10.9%
Invertis, LLC (2)	4,595,176	4,595,176	4,595,176	4,595,176	4,595,176	4,595,176	10.9%

(1)	Represents the number of shares of Class A common stock currently held by the Reporting Person.

(2)	As of the date hereof, Invertis held 4,595,176 shares of Class A common stock, representing 10.9% of the Issuer’s Class A common stock. Of the 4,595,176 shares of Class A common stock,

(3)	As of the date hereof, Manuel Senderos Fernández beneficially owns 4,595,176 shares of Class A common stock, representing 10.9% of the Issuer’s Class A common stock outstanding and held directly by Invertis. Mr. Fernández has sole voting and dispositive power with respect to the shares of Class A common stock held by Invertis. 1,200,000 shares of Class A common stock are pledged as security for indebtedness. The pledge was reviewed and approved by the board of directors as a grandfathered pledge.

(4)	This percentage set forth on the cover sheets is calculated based on 41,970,915 shares of the Issuer’s Class A common stock outstanding as of August 23, 2021.

(c) Except as set forth in Item 4 hereof, the Reporting Persons have not effected any transactions in the Class A common stock in the sixty (60) days preceding the date of this Schedule 13D.

(d) Except as set forth in Item 6 hereof, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A common stock reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information furnished in Item 3 is incorporated into this Item 6 by reference.

Concurrently with the execution of the Agreement and Plan of Merger, dated May 9, 2021, (“Merger Agreement”) Invertis and certain other parties entered into voting and support agreements (collectively, the “Voting and Support Agreements”) in favor of LIVK and Legacy AT and their respective successors. In connection with the Closing, on August 20, 2021, LIVK and Legacy AT entered into an Amendment to the Voting and Support Agreement with Invertis, LLC which amended the respective Voting and Support Agreement for Invertis, LLC to permit certain pledges of shares of Class A common stock to a lender as collateral for a loan from such lender. In the Voting and Support Agreement, among other things, the Invertis agreed, with certain exceptions, to a lock-up for a period ending on the earlier of (a) the date that is 180 days from August 23, 2021 (the “Closing Date”) and (b) the date on which the closing price of shares of Class A common stock on Nasdaq equals or exceeds $12.50 per share for any 20 trading days within a 30-trading day period following 150 days following the Closing Date, with respect to any securities of the Issuer that Invertis received as merger consideration under the Merger Agreement. On August 20, 2021, Invertis entered into an Amendment to the Voting and Support Agreement which amendment permitted certain pledges of shares of Class A common stock to a lender as collateral for a loan from such lender.

On August 23, 2021, the Issuer, Mr. Senderos Fernández and certain other parties entered into the Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”), pursuant to which the Issuer agreed to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Common Stock and other equity securities of the Issuer that are held by the parties thereto from time to time, subject to the restrictions on transfer therein. The A&R Registration Rights Agreement will terminate upon the date as of which (A) all of the Registrable Securities have been sold pursuant to a Registration Statement (as defined therein) or (B) the Holders of all Registrable Securities are permitted to sell the Registrable Securities without registration pursuant to Rule 144 (or any similar provision) under the Securities Act without limitation on the amount of securities sold or the manner of sale (as defined therein).

1,200,000 shares of Class A common stock beneficially owned by Mr. Senderos Fernández are pledged to a financial institution as security for indebtedness.

Item 7.	Material to Be Filed as Exhibits

A.	Agreement regarding filing of joint Schedule 13D

B.	Form of Voting and Support Agreement (incorporated by reference to Exhibit 10.2 of LIVK's Form 8-K/A (File No. 001-39157), filed with the SEC on May 11, 2021).

C.	Amendment to Voting and Support Agreement, dated as of August 20, 2021, among LIV Capital Acquisition Corp., AgileThought, Inc. and Invertis LLC (incorporated by reference to Exhibit 10.21 to the Current Report on Form 8-K filed on August 26, 2021).

D.	Amended and Restated Registration Rights Agreement, dated August 23, 2021 between LIVK and certain security holders (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed on August 26, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 2, 2021

/s/ Manuel Senderos Fernández
Manuel Senderos Fernández

Invertis, LLC

/s/ Manuel Senderos Fernández
By:	Manuel Senderos Fernández
Its:	Attorney-in-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I

Principals:

Manuel Senderos Fernández

222 W. Las Colinas Blvd.
Suite 1650E
Irving, Texas, 75039

Principal Occupation: Member of Invertis, LLC
Citizenship: Mexico